

January 10, 2013

<u>Via E-Mail</u>

Peter D. Fetzer, Esq.
Foley & Lardner LLP
777 East Wisconsin Avenue
Suite 3800
Milwaukee, Wisconsin 53202

> **RE:** **Pro-Dex, Inc.**
> **Response letter filed by AO Partners I, L.P. et. al. on January 8, 2013**
> **Response letter filed by AO Partners I, L.P. et. al. on January 9, 2013**
> **File No. 000-14942**

Dear Mr. Fetzer:

We have reviewed your response letter and have the following comments.

<u>January 8, 2013 Response letter</u>

1. We note your response to prior comment 3. Based on that response and the materials you provided, it continues to appear that Whitebox was sued and that at least part of the complaint related to that lawsuit was due to Mr. Swenson's alleged status as an "insider" and served on the board of directors. We also continue to note that it appears you have not disputed the litigation was settled.

2. Please confirm that you will disclose the substance of the last sentence of the first paragraph of your response to prior comment 6 in any future soliciting materials that address this topic.

3. With a view toward balanced disclosure, please clarify your response to prior comment 7 regarding the amount and nature of the reduction in being public costs that was related to Mr. Cabillot's board service. We note, for example, that OI Corp.'s public filings indicate it paid higher fees to its auditors from 2007-2009. We also note OI Corp.'s disclosure in its Form 10-K for the fiscal-year ended December 31, 2008 indicates that it had "above normal legal and consulting expenses associated with [its] 2007 stock option investigation." Given these above-normal expenses and increasing auditor payments, it is unclear what role, if any, Mr. Cabillot had in reducing being public costs during his term on the board.

4. Given your response to the second sentence of prior comment 8, please tell us, with a view toward disclosure, why you did not discuss this professional affiliation in Mr. Swenson's

business experience and in concluding that he should serve as a director. Please also expand to provide independent, supplemental support regarding Mr. Swenson's affiliation with PDG, PA. A search of the web site of Park Dental in Minneapolis does not indicate the existence of an advisory board or affiliation by Mr. Swenson with that entity.

5.   Please disclose your response to prior comment 9, and further clarify in such revised disclosure what "resources" you will develop to "persuade their System 1 processes." If you have no specific plans to get sales, other than what you note in your response, please state so directly in future soliciting materials.

6.   Please revise future soliciting materials to disclose the substance of your response to prior comment 13. Also revise the disclosure under the heading "Enhance profitability . . ." accordingly.

January 9, 2013 Response letter

7.   Please revise your soliciting materials to disclose the substance of your response addressing the "requirements of public board service and effective boardroom leadership."

8.   Your disclosure in the definitive additional materials you filed on January 3, 2013 imply that ISS recommended shareholders vote for all of your nominees. However, based on the report you provided in response to prior comment 1, it appears ISS recommended that shareholders withhold their vote for Mr. Farrell. Please revise your disclosure accordingly.

        Please direct any questions to Geoff Kruczek at (202) 551-3641 or me at (202) 551-3619. Please send all correspondence to us at the following ZIP code: 20549-3628.

                                        Sincerely,

                                        /s/ Daniel F. Duchovny
                                        Daniel F. Duchovny
                                        Special Counsel
                                        Office of Mergers & Acquisitions